                                                                                             December 19, 2007

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

  Re:
  Talecris Biotherapeutics Holdings Corp.
  Registration Statement on Form S-1, Amendment 4
  File No. 333-144941

Dear Mr. Riedler:

        On behalf of Talecris Biotherapeutics Holdings Corp., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement. The Registration Statement has been revised in response to your comment letter dated November 21, 2007 and to reflect other changes. Concurrent with this transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 4 to the Registration Statement.

        We also are providing from Talecris the following responses to the comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 4 to the Registration Statement.

FORM S-1

Subsequent Events, page 53

1.
We note the customer dispute and the discussions with the FDA and the European regulatory authorities. Please include a new risk factor addressing this issue. The risk factor should address the risks regarding the product in Europe. It should also address the risks associated with the product in the United States unless the FDA has informed you that it does not intend to take any action, in which case you should state in the filing that they have so informed you.

Talecris has revised the disclosure in the risk factor "Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls" on pages 24 and 25 to specifically address this issue. Talecris respectfully submits that no separate risk factor is needed as this incident is only a specific example of the risk discussed in existing risk factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 61

2.
Please refer to your response to prior comment three. Your response appears to indicate that the valuation specialist used both the market and income approach to determine "enterprise value" for the December 2006, February 2007, and July 2007 grants. The specialist then considered three "enterprise value allocation" methods, the current-value method, the option-pricing method, and the probability-weighted expected return method and determined that the probability-weighted expected return method was the most appropriate method. Your current disclosure and the Valuation Memo appear to state that the probability-weighted expected return method was used to estimate fair value of the company (enterprise value) and not the income or market approaches, as described in your response and in Chapter 6 of the AICPA Practice Aid. Also, your explanation of the method for allocating enterprise value between common and preferred stock does not appear to be consistent with the enterprise value allocation methods described in Chapter 10 of the AICPA Practice Aid. Consistent with your response, please disclose the methodology used to determine "enterprise value" at each grant date. Clarify, if true, that the probability-weighted expected return method was used to allocate enterprise value or advise us further.

Talecris acknowledges the Staff's comments and has modified the S-1 with respect to the valuation of the common stock. Talecris apologizes for any confusion in its previous communications.

The valuation advisor and the Board considered both the Market Approach and the Income Approach in estimating the Company's Enterprise Value for the December 2006 and February 2007 Grants. The valuation advisor and the Board considered all 3 approaches in determining the value of the common stock, but the Probability Weighted Expected Return Method ("Probability Method") was selected to allocate the Enterprise Value between the common and preferred stock.

  December 2006 Grants

In estimating the Enterprise Value, the valuation advisor estimated a current market value using market multiples which were derived from trading multiples of Griflos, CSL Limited and Baxter. Multiples were estimated for the latest twelve months (LTM), Current Fiscal Year (CFY) and Next Fiscal Year (NFY). The following multiples were selected:

	Low	High
LTM	11x	12x
CFY	10x	11x
NFY	9x	10x

Based on these multiples a range of values was estimated for a Market Approach derived Enterprise Value (long-term debt (LTD) plus equity) of $1.95 billion to $2.93 billion.

In addition the valuation advisor estimated a range of values using a discounted cash flow approach or Income Approach. Utilizing managements long range plan (LRP) and discount factors of between 23.5% and 25.5%, Enterprise Values were estimated between $1.95 billion and $2.46 billion.

Based on this analysis as well as other factors which the valuation advisor deemed appropriate, an Enterprise Value of approximately $2.25 billion (rounded) was estimated for the December 2006 Grant Date.

The Enterprise Value was allocated using the Probability Method.

Talecris believes that the use of this method to allocate the Enterprise Value between the common stock and preferred stock is consistent with the methods outlined in the AICPA AUDIT AND ACCOUNTING PRACTICE AID SERIES—VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITITES ISSUED AS COMPENSATION (the "Practice Aid").

In the Practice Aid, it states that there are three methods for estimating Fair Value:

1.
The Current-Value Method (using an Income Approach, Market Approach or Asset Approach).

2.
The Option-Pricing Method (using Black-Scholes Model).

3.
The Probability Weighted Expected Return Method.

For reasons outlined previously, the valuation advisor ultimately selected the Probability Method to allocate the Enterprise Value.

Talecris believes that the allocation of the Enterprise Value using the Probability Method is appropriate and has been appropriately applied. In Section 141 Chapter 10, it states,

"Under a probability-weighted expected return method, the value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Although the future outcomes considered in any valuation model will vary based upon the enterprise's facts and circumstances, common future outcomes modeled might include an IPO, merger or sale, dissolution, or continued operation as a viable private enterprise."

This method and these possible outcomes were considered in the valuation.

In applying the Probability Method, the valuation advisor held discussions with management and ultimately estimated the probability of each of the four scenarios occurring as follows: Distress Case (***%), Stay Private (***%), Private Sale to a Financial Buyer (***%) and IPO (***%). The future value of the enterprise was estimated and allocated to the long-term debt (LTD), preferred and common stock holders based on the greater of the liquidation value of the preferred or the greater of the "as converted value" (in each case other than the Distress Case, the as converted value provided the greater value). The future value of the common stock and preferred stock were present valued under each scenario. These amounts were then probability weighted to arrive at an $88.00 per share value for the common stock.

  February 2007 Grants

The additional grants issued in February 2007 were based on the same $88.00 per share common stock value as the Board of Directors concluded there had been no material change in Talecris's business to suggest a materially different common stock value.

  July 2007 Grants

The Enterprise Value was estimated at approximately $3.3 billion at the time of the July 2007 Grants using a Market Approach. The Market Approach was selected to estimate the Enterprise Value because management had completed the majority of the steps it believed necessary to file an IPO registration statement and the probability of doing so was high at this time.

The current market value of the enterprise was estimated using market multiples which were derived from trading multiples of Griflos, CSL Limited and Baxter. Multiples were estimated for the latest twelve months (LTM) and Current Fiscal Year (CFY). Multiples of 12.7x LTM EBITDA and 11.5x CFY EBITDA were selected in concluding on the Enterprise Value for the July 2007 Grants.

The valuation advisor and the Board considered all 3 approaches in determining the value of the common stock, but the Probability Weighted Expected Return Method was selected to allocate the Enterprise Value between the common and preferred stock. Based on discussions with management the probability of each of the four scenarios occurring was estimated as follows: Distress Case (***%), Stay Private (***%), Private Sale to a Financial Buyer (***%) and IPO (***%). The future value of the enterprise was estimated and allocated to the LTD, preferred and common stock holders based on the greater of the liquidation value of the preferred or the greater of the "as converted value" (in each case the as converted value provided the greater value). The future value of the common stock and preferred stock were present valued under each scenario. These amounts were then probability weighted to arrive at a $170.00 per share value for the common stock.

***
Rule 83 confidential treatment requested; omitted portions filed separately with the SEC.

The following table summarizes the results of the analysis described above for each of the grant dates:

	December 2006	February 2007	Jul-Oct 2007
Total Preferred Stock Value	$1,036.6	$1,036.6	$1,860.6
Total Common Stock Value	$107.3	$107.3	$316.6
Common Stock Per Share Value	$88.0	$88.0	$170.0
Total Equity Value	$1,143.9	$1,143.9	$2,177.2
Total Debt	$1,100.0	$1,100.0	$1,139.6
Total Enterprise Value	$2,243.9	$2,243.9	$3,316.8
3.
We acknowledge your response to comment four that you will respond when the IPO price range has been established. We will finalize our evaluation of the issues incorporated in this comment at that time.

Talecris will provide this information in a future filing.

Non-GAAP Financial Measure, page 99

4.
We acknowledge your revisions in response to prior comment one, particularly your justification for use of the non-GAAP financial measure, Adjusted EBITDA, to enhance comparability between Predecessor and Successor periods. However, we continue to believe that your disclosure does not adequately explain how use of this non-GAAP financial measure complies with Item 10 of Regulation S-K. In particular, you have not adequately justified why the elimination of interest, income taxes and depreciation as well as non-cash equity compensation expense and non-core operations is meaningful to investors. As you state on page 103, "certain items that we eliminate in calculating Adjusted EBITDA have been significant to our business and are expected to recur in the future." As we stated in our first letter, we believe that material recurring items such as interest expense, income taxes and depreciation should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP financial measure.

Please provide a revised explanation and quantification of Adjusted EBITDA that includes elimination of only those amounts that are non-recurring, infrequent or unusual, which are not reasonably likely to recur within two years or where there was not a similar charge or gain within the prior two years. Please refer to Item 10(e) (ii) (B) of Regulation S-K and the Answer to Question 8 of the Non-GAAP FAQ.

Talecris has revised pages 101 to 105 in accordance with the Staff's comment and Talecris's subsequent discussions with the Staff.

Consolidated Financial Statements

5.
Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Talecris has updated its financial statements as required by Rule 3-12 of Regulation S-X.

*        *        *

        We appreciate your time and attention to amended Registration Statement as well as Talecris' responses to the Staff's comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gustavo Pauta at (212) 549-0380, or David Mittelman at (415) 659-5943.

Sincerely, /s/ ARON IZOWER Aron Izower
REED SMITH LLP
cc:
Securities & Exchange Commission
                Greg Belliston
                Frank Wyman
                Donald Abbot

Talecris Biotherapeutics Holdings Corp.
                Lawrence D. Stern
                John F. Gaither, Jr.

Sullivan & Cromwell
                John T. Bostelman
                Glen T. Schleyer

Reed Smith
                Gerard DiFiore
                Gustavo Pauta
                David Mittelman